June 10, 2020

Mr. Larry Spirgel

Office Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Cloudastructure, Inc.
Offering Circular on Form 1-A Filed April 10, 2020
File No. 024-11192

Dear Mr. Spirgel:

We acknowledge receipt of the comments in your letter dated June 9, 2020 regarding the Offering Statement of Cloudastructure, Inc. (the “Company”), which we have set out below, together with our responses.

Preliminary Offering Circular Dated May 26, 2020 Risk Factors, page 7

1.	We note your response to prior comment 3 regarding your largest customer, the University of California Santa Barbara. Please add a risk factor that a single customer accounts for a material portion of your revenues, that you do not have anyf ormalized agreement governing the terms of your services, and, if true, that the services are cancelable at any time.

The Company has revised the disclosure in the “Risk Factors” section of the Offering Circular to include the risk factor requested by the Staff.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 24

2.	We note that you reported $1.8 million of current liabilities as of December 31, 2019. Please tell us how you determined that your negative working capital was only $16,444 on December 31, 2019. Otherwise, please revise.

In response to the Staff’s comment, the Company has revised its working capital calculation in the “Management’s Discussion and Analysis” section of the Company’s Offering Statement.

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Financial Statements

Note 11 - Subsequent Events
Reverse Stock Split, page F-44

3.	Please give retroactive effect throughout the document to the reverse stock split and the new capital structure.

In response to the Staff’s comment, the Company has revised the financial statements included with the Offering Statement to give retroactive effect to the reverse stock split and the new capital structure. In addition, the Company notes that the reverse stock split and new capital structure are accounted for in the “Summary”, “Dilution”, “Security Ownership of Management and Certain Securityholders”, and “Securities Being Offered” sections of the Offering Statement

Thank you again for the opportunity to respond to your questions to the Offering Statement of Cloudastructure, Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc: Rick Bentley

Chief Executive Officer

Cloudastructure, Inc.

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